August 3, 2015

To: Barbara C. Jacobs

      Assistant Director

      United States Security and Exchange Commission

Re: Global Gard, Inc.

Amendment No.2 to Registration Statement on Form S-1

Filed July 9, 2015

File No. 333-203400

In response to your letter dated July 31, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Global Gard, Inc. (the “Company”).  Amendment No. 3 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to your comments.  For your convenience, we have reproduced below the comments contained in your July 31, 2015 letter immediately before our response.

Plan of Operations, page 42

1.  We note your response to prior comment 7, where you state that the cost estimates in Plan of Operations were based on your estimates.  As requested in our prior comment, please expand your disclosure to explain how your management arrived at these cost estimates. For example, briefly explain the methodology and/or research you based these estimates on.

RESPONSE:

We have revised the 2nd full paragraph on page 44:

“All the cost estimates in our Plan of Operations were based only on our Company’s expectations, our management arrived at these cost estimates based solely on our beliefs and there was no other methodology and/or further research that we have done to base these estimates on. The actual costs may differ from our estimated values, which could result in a complete inability to develop and/or sell our apps. If we cannot fully develop and/or sell our apps, investors in our Company would lose their entire investment.”

2.  We note your response to prior comment 8. However, please further expand your discussion of software development challenges to better explain the key challenges associated with ensuring that your apps function on these various software platforms and phone networks.

RESPONSE:

We have included the below paragraph as the 4th full paragraph on page 44:

“Our management has no technical knowledge of software development, but we understand that some new apps and software sometimes have issues. Our goal is to offer efficient and reliable apps, therefore, our key challenge associated with ensuring proper functionality for our apps on different software platforms and phone networks is to be able to find and have the funds to hire the proper developer with the technical knowledge necessary to flawlessly create our apps.”

/s/ Phiraphat Siwarirat

Phiraphat Siwarirat

President and Director

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374